UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by MMtec, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

(UNAUDITED)

	As of
	June 30, 2019	December 31, 2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,934,595	$93,625
Prepaid rent	-	101,298
Other receivable	17,379	-
Loan to employee	43,638	-
Security deposits - current	52,114	51,107
Prepaid expenses and other current assets	171,703	84,430

Total Current Assets	5,219,429	330,460

NON-CURRENT ASSETS:
Security deposit - noncurrent	500,000
Property and equipment, net	38,854	32,428
Operating lease right-of-use assets	151,367
Long-term Investment	44,560

Total Non-current Assets	734,781	32,428

Total Assets	$5,954,210	$362,888

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY

CURRENT LIABILITIES:
Deferred revenue	$45,154	$79,182
Salary payable	112,858	185,434
Accrued liabilities and other payables	388	283,496
Investee losses in excess of investment controlled by major shareholders	-	19,426
Due to Related Parties	72,501	239,635
Lease liabilities, current	42,722	-

Total Current Liabilities	273,623	807,173

Total Liabilities	273,623	807,173

Commitments and Contingencies

SHAREHOLDERS' (DEFICIT) EQUITY:
Common shares ($0.001 par value; 500,000,000 shares authorized; 56,070,000 shares issued and 20,700,000 shares outstanding at June 30,2019 54,000,000 shares issued and 18,000,000 outstanding at December 31, 2018)	56,070	54,000
Additional paid-in capital	11,229,339	3,759,008
Less: treasury stock, at cost; (36,000,000 shares at June 30,2019 and December 31, 2018)	(36,000)	(36,000)
Accumulated deficit	(5,459,010)	(4,132,069)
Accumulated other comprehensive loss	(109,812)	(89,224)

Total Shareholders' (Deficit) Equity	5,680,587	(444,285)

Total Liabilities and Shareholders' (Deficit) Equity	$5,954,210	$362,888

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019	June 30, 2018

REVENUE	$177,543	$-

COST OF REVENUE	66,215	-

GROSS PROFIT	111,328	-

OPERATING EXPENSES:
Selling and marketing	157,440	-
General and administrative
Payroll and related benefits	404,405	404,644
Professional fees	472,638	470,190
Other general and administrative	385,428	189,411

Total Operating Expenses	1,419,911	1,064,245

LOSS FROM OPERATIONS	(1,380,583)	(1,064,245)

OTHER INCOME (EXPENSE):
Interest income	1,768	251
Interest expense	-	(12)
Other income (expense)	(114)	4,581
Foreign currency transaction gain	3764	23,682
Loss on equity method investment controlled by major shareholders	(23,776)	(26,506)

Total Other Income	(18,358)	1,996

LOSS BEFORE INCOME TAXES	(1,326,941)	(1,062,249)

INCOME TAXES	-	-

NET LOSS	$(1,326,941)	$(1,062,249)

COMPREHENSIVE LOSS:
NET LOSS	(1,326,941)	(1,062,249)
OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(20,588)	(26,200)
COMPREHENSIVE LOSS	$(1,347,529)	$(1,088,449)

NET LOSS PER COMMON SHARE
Basic and diluted	$(0.07)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic and diluted	19,955,635	54,000,000

MMTEC, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

(UNAUDITED)

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019	June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,326,941)	$(1,062,249)
Adjustments to reconcile net loss from operations to
Net cash used in operating activities:
Depreciation expense	10,315	13,181
Loss on equity method investment controlled by major shareholders	23,776	26,506
Noncash lease expense	150,011	—
Changes in operating assets and liabilities:
Security deposit	(1,107)	(47)
Prepaid expenses and other current assets	(104,903)	(51,224)
Advance from customer	(34,363)	—
Salary payable	(73,471)	(30,389)
Accrued liabilities and other payables	(162,144)	60,710
Lease liabilities, current	(157,631)	—

NET CASH USED IN OPERATING ACTIVITIES	(1,676,458)	(1,043,512)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(16,885)	(12,408)
Loan to employee	(44,243)	—
Payment in equity method investment	(87,762)	(12,450)

NET CASH USED IN INVESTING ACTIVITIES	(148,890)	(24,858)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds received from issuance of common stock	6,851,401	1,661,420
Capital contribution from shareholders	—	5,448
Repayments to related parties	(168,728)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	6,682,673	1,666,868

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(16,355)	(24,143)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,840,970	574,355

CASH AND CASH EQUIVALENTS - beginning of year	93,625	237,561

CASH AND CASH EQUIVALENTS - end of year	$4,934,595	$811,916

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Proceeds from issuance of stocks directly deposited in escrow	$500,000	$—

Exhibits

Exhibit No.	Description

99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: December 20, 2019

MMtec, Inc.

By:	/s/ Zhen Fan
Zhen Fan, Chief Executive Officer